2026

Brookfield Renewable Partners L.P.

Q1 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield

OUR OPERATIONS
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders.
Our global diversified portfolio of power assets, of which renewables makes up over 96%, has approximately 47,300 MW of operating capacity and annualized LTA generation of approximately 122,000 GWh and a development pipeline of over 200 GW.
The table below outlines our portfolio of operating renewables facilities that we own, operate or own an economic interest in as at March 31, 2026 on a consolidated basis:

	River Systems	Facilities	Capacity(1) (MW)	LTA(2) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America(3)
United States	29	139	2,905	11,868	2,559
Canada	19	33	1,368	5,264	1,261
	48	172	4,273	17,132	3,820
Colombia(4)	11	31	3,373	16,656	3,703
Brazil	24	36	850	4,309	—
	83	239	8,496	38,097	7,523
Wind(5)
North America	—	59	7,158	22,504	—
Europe	—	61	5,221	17,726	—
Brazil	—	37	890	3,909	—
Asia–Pacific	—	80	3,584	9,433	—
	—	237	16,853	53,572	—
Utility-scale solar(6)(7)	—	250	13,771	25,900	—
Distributed generation & storage(8)	1	5,859	5,758	2,857	1,436
Total renewable power	84	6,585	44,878	120,426	8,959
(1)Includes Assets held for sale. Refer to Note 4 - Assets held for sale.
(2)LTA is calculated based on our portfolio as at March 31, 2026, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(3)Includes three battery storage facilities in North America (36 MW).
(4)Includes two wind plants (32 MW) and ten solar plants (419 MW) in Colombia.
(5)Excludes 356 MW of wind capacity with an LTA of 911 GWh, included in our sustainable solutions segment.
(6)Excludes 333 MW of solar capacity with an LTA of 613 GWh, included in our sustainable solutions segment.
(7)Includes one battery storage facility in North America (60 MW) and one battery storage facility in South America (3 MW).
(8)Includes pumped storage in North America (666 MW).
We also have made investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes investments in Westinghouse (a leading global nuclear services business), a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.

The following table presents the total annualized long-term average generation of our operating renewables facilities we own, operate, or own an economic interest in as at March 31, 2026 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric(2)	9,506	10,148	8,610	9,833	38,097
Wind	14,322	12,940	11,386	14,924	53,572
Utility-scale solar	5,382	7,404	7,843	5,271	25,900
Distributed generation & storage	620	849	818	570	2,857
Total(3)	29,830	31,341	28,657	30,598	120,426
(1)LTA is calculated based on our portfolio as at March 31, 2026 reflecting all renewables facilities we own, operate, or own an economic interest in on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and ten solar plants (761 GWh) in Colombia.
(3)Excludes 613 GWh solar and 911 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.

The following table presents the total annualized long-term average generation of our operating renewables facilities we own, operate, or own an economic interest in as at March 31, 2026 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric(2)	5,511	5,947	4,892	5,512	21,862
Wind	2,517	2,397	2,008	2,621	9,543
Utility-scale solar	1,141	1,650	1,763	1,119	5,673
Distributed generation	123	169	161	114	567
Total(3)	9,292	10,163	8,824	9,366	37,645
(1)LTA is calculated based on our portfolio as at March 31, 2026 reflecting all renewables facilities we own, operate, or own an economic interest in on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (65 GWh) and ten solar plants (284 GWh) in Colombia.
(3)Excludes 25 GWh solar and 39 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "Part 8 – Presentation to Stakeholders and Performance Measurement". We make use of non-IFRS measures in this Interim Report – see "Part 8 – Presentation to Stakeholders and Performance Measurement". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR+'s website at www.sedarplus.ca.

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, “Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets.
Our strategy is to utilize our global reach, scale capital and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production, generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 25-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 5,870 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium, critical hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed generation and energy storage facilities in North America, South America, Europe and Asia-Pacific, and our total power portfolio consists of approximately 47,300 MW of installed capacity. We also have a large global development pipeline of over 200 GW. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business), a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following charts illustrate Funds From Operations on a proportionate basis(1):

Region
4%
19%
17%
60%
North America
Europe
South America
Asia-Pacific

(1) Figures based on Funds From Operations for the last twelve months, net to Brookfield Renewable, adjusted to long-term average generation and excluding other income.
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, energy storage and distributed generation and other sustainable solutions assets:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium and differentiated technology as one of the longest life, lowest-cost and cleanest forms of power generation. Hydroelectric plants have high cash margins and storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind and utility-scale solar generation facilities provide exposure to some of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Distributed Generation. Our energy storage facilities provide the markets in which they are located with critical services to the grid, including dispatchable generation, and our distributed generation assets provide independent, secure, behind the meter power solutions to customers.
•Sustainable Solutions. Our sustainable solutions assets, such as carbon capture, renewable natural gas capacity, nuclear services and our eFuels business, are helping corporates and countries enhance their operations and achieve their net-zero goals.
With our scale, diversity, operating and development capabilities and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Best-in-class operators and developers. Brookfield Renewable has approximately 5,870 experienced operators (inclusive of employees employed by our consolidated portfolio companies) that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities spans over 120 years. We continue to accelerate our development activities as we build out our over 200 GW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in material recycling, CCS, RNG, eFuels and others. Increasingly, the combination of our operating and developing capabilities with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.
Positioned to meet growing demand for power, accelerate decarbonization and improve the stability of electricity grids. Energy demand continues to accelerate, driven by the multi-decade trends of electrification and reindustrialization, and this has been further amplified by AI in recent years. Today, renewables are the lowest cost source of bulk power generation in most regions, and the most readily deployable, making them among the most viable solutions to help meet energy demand growth. We are positioned to meet this demand with our large, diverse global development pipeline and differentiated capabilities. In addition to power demand growth, renewables help mitigate energy security risks while also enabling corporates and governments to achieve their decarbonization goals. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and corporates to help them achieve their transition targets, while also improving the stability of grids through the delivery of secure, low-cost renewable power.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle and flexibility to opportunistically deploy capital. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to market capitalization is approximately 13% and approximately 89% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings have weighted-average terms of approximately 14 years and 10 years, respectively, with no material maturities over the next five years. Approximately 84% of our financings are effectively fixed rate and only 12% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at March 31, 2026 is over $4.7 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth and an attractive long-term distribution profile. We have diverse, reliable and derisked cash flow growth levers that help enable our stable distribution growth target of 5% to 9% annually. Our business is funded by internally generated cash flows, asset recycling and upfinancing which support organic development and acquisition activities that contribute to cash flow growth. Our operating cash flows also have embedded growth levers including inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives.
Disciplined investment strategy and differentiated capabilities. Our global scale, access to capital and capabilities across technologies allow us to flexibly deploy capital in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions focused on downside protection and preservation of capital, leveraging Brookfield’s team of over 150 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, our commercial and supplier relationships, our strategic relationship with Brookfield, and our liquidity and capitalization profile.
Differentiated approach to asset development and asset management. We employ a conservative, differentiated approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty and provide strong visibility to our cash flows.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Management’s Discussion and Analysis
For the three months ended March 31, 2026
This Management’s Discussion and Analysis for the three months ended March 31, 2026 is provided as of May 1, 2026. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield Wealth Solutions, class A.2 BRHC exchangeable non-voting shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) “BRHC” held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and a general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and class A.2 exchangeable shares, and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and Australian dollars respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description of our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q1 2026 Highlights	8	Part 5 – Liquidity and Capital Resources (continued)
		Borrowings	29
Part 2 – Financial Performance Review on Consolidated Information	11	Capital expenditures	30
		Consolidated statements of cash flows	31
		Shares and units outstanding	32
Part 3 – Additional Consolidated Financial Information	12	Dividends and distributions	32
Summary consolidated statements of financial position	12	Contractual obligations	33
Related party transactions	12	Supplemental guarantor financial information	33
Equity	17	Off-statement of financial position arrangements	33

Part 4 – Financial Performance Review on Proportionate Information	20	Part 6 – Selected Quarterly Information	34
		Summary of historical quarterly results	34
Proportionate results for the three months ended March 31	19
Reconciliation of non-IFRS measures	24	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	35
Contract profile	27
		Part 8 – Presentation to Stakeholders and Performance Measurement	37
Part 5 – Liquidity and Capital Resources	28
Capitalization	28	Part 9 – Cautionary Statements	41
Available liquidity	28

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 1 – Q1 2026 HIGHLIGHTS

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2026	2025
Select financial information
Revenues	$1,514	$1,580
Net loss attributable to Unitholders(1)	(229)	(197)
Basic and diluted loss per LP unit(2)	(0.40)	(0.35)
Proportionate Adjusted EBITDA(3)	756	625
Funds From Operations(3)	375	315
Funds From Operations per Unit(3)(4)	0.55	0.48
Distribution per LP unit	0.39	0.37

Operational information
Capacity (MW)	47,258	43,284
Total generation (GWh)
Long-term average generation	30,593	30,476
Actual generation	30,372	29,008

Proportionate generation (GWh)
Actual Renewable generation	8,882	8,670
(1)For the three months ended, includes $122 million of loss attributed to Limited Partner equity, $71 million of loss attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $77 million of loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $41 million of income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three months ended March 31, 2026 were 305.6 million (2025: 284.9 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three months ended March 31, 2026 were 684.4 million (2025: 662.9 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	March 31, 2026	December 31, 2025
Liquidity and Capital Resources
Available liquidity	$4,721	$4,625
Debt to capitalization – Corporate	13%	14%
Debt to capitalization – Consolidated	38%	39%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	89%	90%
Fixed rate debt as a percentage of total borrowings on a proportionate basis(1)	96%	96%
Corporate borrowings
Weighted average debt term to maturity	14 years	13 years
Weighted average interest rate	4.6%	4.6%
Non-recourse borrowings on a proportionate basis
Weighted average debt term to maturity	10 years	10 years
Weighted average interest rate	6.0%	5.9%
(1)Total floating rate debt as a percentage of total borrowings is 16% (2025: 16%) of which 12% (2025: 12%) is related to floating rate debt of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Operations
Funds From Operations of $375 million or $0.55 on a per unit basis is higher than the prior year driven by:
•Contributions from our diverse, global fleet with embedded growth from our contracted and inflation-linked cash flows;
•Recent acquisitions, including Neoen, Geronimo Power and our increased stake in Isagen;
•Continued growth from our scaling development activities, including almost 9,150 MW of new development projects reaching commercial operation in the past 12 months; and
•Gains on sales from our recurring and scaling capital recycling activities
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended March 31, 2026 was $229 million.
We strengthened our position as the global partner of choice for the world’s largest buyers of power delivering differentiated energy solutions.
•Advanced commercial initiatives, contracting ~1,700 MW of our advanced stage projects during the quarter
We continue to progress key workstreams with Westinghouse and the U.S. Government to advance the development of new utility-scale reactors in the U.S. focusing on delivering long lead time equipment orders for Westinghouse’s proprietary AP1000 technology.
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continues to differentiate our business and support our growth initiatives:
•Our financial position remains strong with $4.7 billion of available liquidity providing substantial flexibility to deploy capital into growth opportunities across our core markets;
•We took advantage of favorable market conditions and issued C$500 million of 30-year notes at 5.20%. The issuance had strong investor demand and priced at the tightest new issue spread we have ever achieved;
•We progressed re-contracting initiatives on a scale portfolio of hydro assets in Ontario, which once signed, we expect will support significant upfinancings that we plan to execute during 2026; and
•We launched our BEPC at-the-market equity issuance program during the quarter, issuing ~2.8 million BEPC shares and repurchasing the same number of BEP units, resulting in ~$27 million of realized cash gains
Together with our institutional partners, we completed or reached agreements to sell assets generating ~$2.8 billion (~$820 million net to Brookfield Renewable), including:
•Closing the sales of a 25% interest in a 403 MW portfolio of operating hydro assets in the U.S., a 73 MW portfolio of operating wind assets in the U.K. and a 833 MW portfolio of operating solar assets in the U.S. generating proceeds of approximately $740 million (~$210 million net to Brookfield Renewable);
•Completed the IPO of one of our Indian operating and development platform, selling approximately half our stake through an IPO and private placement, realizing proceeds of approximately $185 million (~$36 million net to Brookfield Renewable); and
•Signing agreements to sell a ~2,300 MW portfolio of operating wind and solar assets in the U.S., and a remaining 50% interest in a 403 MW portfolio of operating hydro assets in the U.S. These transactions are expected to generate proceeds of approximately $1.8 billion (~$600 million net to Brookfield Renewable) and are subject to customary closing conditions
BEP and BEPC Structure
•We have recently begun exploring whether a single combined corporate structure would be the best path forward. The goal is to determine if, on a tax-free basis, we can create a single corporate security that would enhance liquidity, increase index inclusion and create value for our investors

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Growth and Development
Together with our institutional partners, we have deployed, or committed to deploy approximately $2.2 billion (~$550 million net to Brookfield Renewable) into growth, further diversifying our business
•Together with La Caisse, we announced an agreement to acquire Boralex, a leading Canadian publicly listed renewable power platform with approximately 4,000 MW of operating and under construction wind, solar, hydro and battery assets diversified across Canada, France, the U.S. and the U.K. as well as an ~8,000 MW development pipeline. The transaction is subject to customary closing conditions
We continue to accelerate our development activities
•Commissioned approximately 1,800 MW of new utility scale solar, wind and battery storage projects during the quarter. We continue to expect to deliver ~10,000 MW of new projects per year starting in 2027

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenues	$1,514	$1,580
Other income	138	170
Direct operating costs	(779)	(675)
Management service costs	(73)	(49)
Interest expense	(639)	(609)
Depreciation	(548)	(583)
Net loss	$(295)	$(108)

	Average FX rates to USD
C$	1.37	1.43
	€0.85	0.95
R$	5.26	5.84
COP	3,698	4,191
Variance Analysis For The Three Months Ended March 31, 2026
Revenues totaling $1,514 million represents a decrease of $66 million over the same period in the prior year as the benefit from growth of our business and higher realized pricing was more than offset by unfavorable generation. Recently acquired and commissioned facilities, that we consolidate, contributed 512 GWh of generation and $36 million to revenues which was partially offset by our recently completed asset sales that reduced generation by 1,715 GWh and revenues by $161 million. On a same store, constant currency basis, revenue decreased by $24 million as the benefit from higher resources at our Canadian and Colombia hydroelectric assets and higher realized prices in Brazil on the back of inflation escalation and commercial initiatives were more than offset by lower hydrology at our U.S. and Brazil hydroelectric assets, higher contributions from trading activities, and lower generation at our wind assets in Europe, China and Brazil, as well as lower realized pricing in Colombia due to lower spot prices on our uncontracted generation caused by higher system-wide hydrology.
The strengthening of foreign currencies against the U.S. dollar relative to the same period in the prior year increased revenues by $83 million, which was partly offset by a $67 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $779 million represents an increase of $104 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities and the above noted strengthening of foreign currencies against the U.S. dollar, which were partially offset by recently completed asset sales.
Other income totaling $138 million represents a decrease of $32 million due to the gain on sale in the prior year related to the disposition of a 25% interest in a 2.2 GW pumped storage facility in Europe.
Management service costs totaling $73 million represents an increase of $24 million over the same period in the prior due to the growth of our business.
Interest expense totaling $639 million represents an increase of $30 million over the same period in the prior year due to financing initiatives to fund growth.
Depreciation expense totaling $548 million represents a decrease of $35 million over the same period in the prior year due to recently completed asset sales.
Net loss totaling $295 million represents an increase of $187 million over the prior year due to the above noted items, the increase in global power prices led to a $193 million mark-to-market impact on our long-term energy derivative contracts compared to the prior year, which was partially offset by stamp duties levied in the prior year upon reaching prescribed ownership thresholds in certain jurisdictions Neoen operates.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2026	December 31, 2025
Current assets	$13,020	$12,298
Equity-accounted investments	3,711	4,087
Property, plant and equipment	69,504	70,456
Assets held for sale	6,339	6,142
Total assets	98,241	98,701
Corporate borrowings	4,825	3,686
Non-recourse borrowings	31,775	31,206
Deferred income tax liabilities	9,390	9,395
Liabilities directly associated with assets held for sale	3,935	4,021
Total liabilities and equity	98,241	98,701
	Spot FX rates to USD
C$	1.39	1.37
	€0.87	0.85
R$	5.22	5.50
COP	3,670	3,757
Property, plant and equipment & Equity-accounted investments
Property, plant and equipment totaled $69.5 billion as at March 31, 2026 compared to $70.5 billion as at December 31, 2025, representing a decrease of $1.0 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $1.2 billion, and the appreciation of most currencies against the U.S. dollar increased property, plant and equipment by $0.4 billion. These increases were offset by disposals and assets reclassified to held for sale that decreased property, plant and equipment by $2.1 billion and depreciation expense that decreased property, plant and equipment by $0.5 billion.
Equity-accounted investments totaled $3.7 billion as at March 31, 2026, compared to $4.1 billion as at December 31, 2025, representing a decrease of $0.4 billion from distributions and the partial disposition of a renewable power operating and development platform in India.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $6.3 billion and $3.9 billion, respectively, as at March 31, 2026 and are comprised of a 633 MW operating solar asset in India, a 448 MW portfolio of operating hydroelectric assets in the United States, and a 2.3 GW portfolio of operating wind and solar assets in the United States.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield and their related parties.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at Secured Overnight Financing Rate plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at March 31, 2026 (December 31, 2025: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three months ended March 31, 2026 totaled nil (2025: nil).
From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits is between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. As at March 31, 2026, there were $83 million (December 31, 2025: $268 million) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 3.11% to 3.84%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the three months ended March 31, 2026 totaled less than $1 million (2025: less than $1 million).
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. As at March 31, 2026, Brookfield Renewable, together with its institutional partners had the following balances owing to Brookfield Wealth Solutions: $57 million of non-recourse borrowings (December 31, 2025: $58 million); $7 million of corporate borrowings (December 31, 2025: $7 million); tax equity financings classified as financial instrument liabilities of $85 million (December 31, 2025: $49 million); preferred limited partners equity of $11 million (December 31, 2025: $11 million); and $747 million of borrowings classified as due to related party (December 31, 2025: $750 million).
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the three months ended March 31, 2026, Brookfield Renewable transferred nil (2025: $19 million) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2026, an associate of Brookfield Renewable signed a tax credit transfer agreement on market terms for $113 million with a Brookfield fund.
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the United States for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.7% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable), to a consortium managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party that acquired 25% during the first quarter of 2026. The closing of this transaction is subject to customary closing conditions.
During the first quarter of 2026, as part of the finalization of the Neoen structure, certain interest bearing loans due to affiliates of Brookfield Renewable were reclassified from current to non-current and continue to be recorded within due to related parties. These loans mature in 2037.
Transactions with unaffiliated partners of Brookfield Renewable associates
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, acquired a 201 MW operating wind asset in the United States from an associate that it accounts for using the equity method under IAS 28, Investments in Associates and Joint Ventures as part of a reorganization of the investment. Brookfield Renewable, together with its institutional partners, recognized $35 million of total assets and $35 million of total liabilities from the date of the reorganization and continues to account for its investment in the associate in accordance with IAS 28.
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW distributed generation portfolio in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associate.
During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP272 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2025 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Revenues
Power purchase and revenue agreements	$5	$26
Development services	—	11
	$5	$37
Other income
Distribution income	$—	$12
Interest and other investment income	9	5
	$9	$17

Direct operating costs
Other related party services	$(9)	$(7)

Interest expense
Borrowings	$(51)	$(80)
Contract balance accretion	(10)	(10)
	$(61)	$(90)
Other
Other related party services expense	$—	$(1)
Financial instrument gain	32	—
	$32	$(1)

Management service costs	$(73)	$(49)

Current income tax
Investment tax credits	$—	$19

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2026	December 31, 2025
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$74	$74
Due from related parties
Amounts due from	Brookfield(1)	$486	$511
	Equity-accounted investments and other	527	433
		$1,013	$944
Non-current assets
Financial instrument assets	Equity-accounted investments and other	$78	$71
Other long-term assets
Contract asset	Brookfield	$192	$209
Due from related parties	Equity-accounted investments and other	52	12
Current liabilities
Contract liability	Brookfield	$67	$63
Financial instrument liabilities	Brookfield Wealth Solutions	30	—

Due to related parties
Amounts due to	Brookfield(2)	$1,739	$4,427
	Equity-accounted investments and other	469	2,476
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	48	45
		$2,379	$7,071
Liabilities held for sale	Equity-accounted investments and other	$8	$9
Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	55	49
Due to related parties
Amounts due to	Brookfield	$19	$21
	Brookfield Wealth Solutions	624	627
	Equity-accounted investments and other	2,075	45
		$2,718	$693
Corporate borrowings	Brookfield Wealth Solutions	$7	$7
Non-recourse borrowings	Brookfield Wealth Solutions	$57	$58
Other long-term liabilities
Contract liability	Brookfield	$675	$679
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $304 million (2025: $378 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $23 million (2025: $397 million), $394 million (2025: $511 million), and $471 million (2025: $2,454 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at March 31, 2026, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $41 million were declared during the three months ended March 31, 2026 (2025: $37 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2026, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three ended March 31, 2026 and 2025 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million on the perpetual subordinated notes during the three months ended March 31, 2026 (2025: $10 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
During the first quarter of 2026, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three months ended March 31, 2026 and 2025 in connection with the normal course issuer bid.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at March 31, 2026, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,493 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three months ended March 31, 2026, 2,776,796 BEPC exchangeable shares were issued for gross proceeds of approximately $115 million.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP units and 7,244,255 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. In 2026, we utilized proceeds generated from the ATM equity program to repurchase and cancel LP units. During the three months ended March 31, 2026, there were 2,776,796 LP units (2025: 1,172,375 LP units) repurchased and cancelled under Brookfield Renewable’s normal course issuer bid at a total cost of approximately $87 million (2025: $26 million). There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2026 and 2025.
During the three months ended March 31, 2026, 64,799 LP units (2025: 71,234 LP units) were issued under the distribution reinvestment plan at a total value of $2 million (2025: $2 million).
During the three months ended March 31, 2026, exchangeable shareholders of BEPC exchanged nil BEPC exchangeable shares (2025: 35,313 BEPC exchangeable shares) for an equivalent number of LP units amounting to nil (2025: less than $1 million).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations, which are non-IFRS measures.
FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	5,366	5,015	5,518	5,037	$485	$413	$341	$261	$210	$163
Wind	2,270	2,397	2,509	2,570	160	165	163	129	119	86
Utility-scale solar	1,033	946	1,179	1,139	97	96	157	95	126	63
Distributed energy & storage	213	312	128	253	44	53	37	122	28	114
Sustainable solutions	—	—	—	—	153	130	41	22	30	12
Corporate	—	—	—	—	—	—	17	(4)	(138)	(123)
Total	8,882	8,670	9,334	8,999	$939	$857	$756	$625	$375	$315
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

HYDROELECTRIC OPERATIONS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$485	$413
Other income	79	22
Direct operating costs	(223)	(174)
Adjusted EBITDA(1)	341	261
Interest expense	(127)	(87)
Current income tax expense	(4)	(11)
Funds From Operations	$210	$163

Generation (GWh) – LTA	5,518	5,037
Generation (GWh) – actual	5,366	5,015
Average revenue per MWh(2)	$71	$70
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh(1)
(MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
North America	2,658	3,032	$79	$77
Brazil	995	1,057	66	45
Colombia	1,713	926	63	77
Total	5,366	5,015	$71	$70
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.

Adjusted EBITDA and FFO across our hydroelectric business totaled $341 million and $210 million, respectively, versus $261 million and $163 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from strong same-store generation in Canada and Colombia, stronger pricing in Brazil from contracting initiatives and inflation-indexation, gains on sale of non-core assets in the U.S. and our increased ownership in Isagen. Results were partially offset by weaker same-store generation in the U.S., weaker pricing in Colombia due to high system-wide generation levels and higher interest expense from our upfinancing activities across the fleet over the past year.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

WIND OPERATIONS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$160	$165
Other income	66	27
Direct operating costs	(63)	(63)
Adjusted EBITDA(1)	163	129
Interest expense	(39)	(39)
Current income tax expense	(5)	(4)
Funds From Operations	$119	$86

Generation (GWh) – LTA	2,509	2,570
Generation (GWh) – actual	2,270	2,397
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our wind operations were $119 million versus $86 million in the prior year as the benefit of newly acquired and commissioned facilities, including our investment in Neoen, higher same-store generation, gains from the sale of certain European wind assets and the partial disposition of an Indian renewable operating and development platform were partially offset by lower contributions due to the sale of wind assets in the U.S. in the previous year.
UTILITY-SCALE SOLAR OPERATIONS
The following table presents our proportionate results for utility-scale solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$97	$96
Other income	98	30
Direct operating costs	(38)	(31)
Adjusted EBITDA(1)	157	95
Interest expense	(33)	(30)
Current income tax recovery (expense)	2	(2)
Funds From Operations	$126	$63

Generation (GWh) – LTA	1,179	1,139
Generation (GWh) – actual	1,033	946
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our utility-scale solar business was $126 million versus $63 million in the prior year as the benefit of newly acquired and commissioned facilities, including our investments in Neoen and Geronimo Power, the gain on sale of a U.S. solar portfolio and gains on sale of a partial sale of an Indian renewable operating and development platform were partially offset by weaker same store generation.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

DISTRIBUTED ENERGY & STORAGE OPERATIONS
The following table presents our proportionate results for distributed energy & storage operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$44	$53
Other income	18	93
Direct operating costs	(25)	(24)
Adjusted EBITDA(1)	37	122
Interest expense	(9)	(7)
Current income tax expense	—	(1)
Funds From Operations	$28	$114

Generation (GWh) – LTA	128	253
Generation (GWh) – actual	213	312
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our Distributed energy and storage business was $28 million versus $114 million in the prior year as the benefit of newly acquired and commissioned facilities, including our investment in Neoen, was offset by the impact from the majority sale of a distributed generation platform in the U.S. that reduced results compared to prior year and the gain on sale of our interest in a pumped storage business in the U.K. in the first quarter of 2025.

SUSTAINABLE SOLUTIONS OPERATIONS
The following table presents our proportionate results for sustainable solutions operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$153	$130
Other income	17	6
Direct operating costs	(129)	(114)
Adjusted EBITDA(1)	41	22
Interest expense	(10)	(8)
Current income tax expense	(1)	(2)
Funds From Operations	$30	$12
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our sustainable solutions business was $30 million versus $12 million in the prior year driven by the continued strong performance of Westinghouse's core fuel and maintenance services business alongside growth from its new reactor design and engineering activities.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

CORPORATE
The following table presents our results for Corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Other income	$30	$7
Direct operating costs	(13)	(11)
Adjusted EBITDA(1)	17	(4)
Management service costs	(73)	(49)
Interest expense	(57)	(44)
Current income tax expense	—	(1)
Distributions(2)	(25)	(25)
Funds From Operations	$(138)	$(123)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Funds From Operations was $138 million due to additional corporate level financing initiatives to support growth over the last twelve months and higher management fees from growth of the business.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2026:

	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)
Net (loss) income	$(61)	$(82)	$(111)	$(20)	$117	$(138)	$(295)
Add back or deduct the following:
Depreciation	180	193	120	55	—	—	548
Deferred income tax (recovery) expense	(8)	(19)	(3)	(1)	2	(18)	(47)
Foreign exchange and financial instrument loss (gain)	58	(57)	(114)	(12)	(92)	(3)	(220)
Other(1)	91	81	185	34	13	38	442
Management service costs	—	—	—	—	—	73	73
Interest expense	238	170	143	22	1	65	639
Current income tax expense (recovery)	7	3	3	(1)	—	—	12
Amount attributable to equity accounted investments and non-controlling interests(2)	(164)	(126)	(66)	(40)	—	—	(396)
Adjusted EBITDA attributable to Unitholders	$341	$163	$157	$37	$41	$17	$756
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2025:

	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)
Net income (loss)	$74	$(105)	$(103)	$118	$24	$(116)	$(108)
Add back or deduct the following:
Depreciation	159	221	134	57	12	—	583
Deferred income tax (recovery) expense	(3)	(30)	(26)	22	—	(8)	(45)
Foreign exchange and financial instrument loss (gain)	2	(133)	(79)	(8)	(36)	5	(249)
Other(1)	27	167	149	6	2	10	361
Management service costs	—	—	—	—	—	49	49
Interest expense	181	196	129	48	1	54	609
Current income tax expense (recovery)	31	(1)	8	(81)	—	2	(41)
Amount attributable to equity accounted investments and non-controlling interests(2)	(210)	(186)	(117)	(40)	19	—	(534)
Adjusted EBITDA attributable to Unitholders	$261	$129	$95	$122	$22	$(4)	$625
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS)	2026	2025
Net loss	$(295)	$(108)
Add back or deduct the following:
Depreciation	548	583
Deferred income tax recovery	(47)	(45)
Foreign exchange and financial instruments gain	(220)	(249)
Other(1)	442	361
Amount attributable to equity accounted investments and non-controlling interest(2)	(53)	(227)
Funds From Operations	$375	$315
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended March 31:

	2026	2025
Basic loss per LP unit(1)	$(0.40)	$(0.35)
Adjusted for proportionate share of:
Depreciation	0.39	0.43
Deferred income tax recovery	(0.05)	(0.06)
Foreign exchange and financial instruments (gain) loss	(0.08)	0.01
Other(2)	0.69	0.45
Funds From Operations per Unit(3)	$0.55	$0.48
(1)During the three months ended March 31, 2026, on average there were 305.6 million LP units outstanding (2025: 284.9 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.
(3)Average units outstanding, for the three months ended March 31, 2026, were 684.4 million (2025: 662.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, for the remainder of 2025 we currently have a contracted profile of approximately 85% and 70%, respectively, of the long-term average. Overall, our power portfolio has a weighted-average remaining contract duration of 12 years on a proportionate basis.

(GWh, except as noted)	Rest of 2026	2027	2028	2029	2030
Hydroelectric(1)	7,936	11,220	10,818	10,664	10,533
Wind	6,607	8,218	7,997	7,680	7,529
Utility-scale solar	4,062	5,387	5,355	5,312	5,308
Distributed energy & storage	366	462	459	456	453
Sustainable solutions	43	57	55	45	29
Contracted on a proportionate basis	19,014	25,344	24,684	24,157	23,852
Uncontracted on a proportionate basis	1,681	2,284	2,944	3,471	3,776
Long-term average on a proportionate basis	20,695	27,628	27,628	27,628	27,628
Non-controlling interests	54,885	73,461	73,461	73,461	73,461
Total long-term average	75,580	101,089	101,089	101,089	101,089
Contracted generation as a % of total generation on a proportionate basis	92%	92%	89%	87%	86%
Price per MWh – total generation on a proportionate basis	$74	$75	$76	$77	$78
(1)Includes generation of 531 GWh for 2026 and 544 GWh for 2027 under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 13 years in North America, 17 years in Europe, 9 years in Brazil, 5 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (32%), distribution companies (24%), commercial & industrial users (33%) and Brookfield (11%).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 89% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Corporate credit facility(1)	$200	$—	$200	$—
Commercial paper(1)	823	194	823	194
Debt
Medium term notes(2)	3,501	3,187	3,501	3,187
Hybrid notes(2)	324	328	324	328
Non-recourse borrowings(3)	—	—	32,117	31,555
	3,825	3,515	35,942	35,070
Deferred income tax liabilities, net(4)	—	—	8,878	8,902
Equity
Non-controlling interest	—	—	25,114	24,164
Preferred equity	555	563	555	563
Perpetual subordinated notes	737	737	737	737
Preferred limited partners' equity	506	634	506	634
Unitholders' equity	8,330	8,876	8,330	8,876
Total capitalization	$13,953	$14,325	$80,062	$78,946
Debt-to-total capitalization	27%	25%	45%	44%
Debt-to-total capitalization (market value)(5)	13%	14%	38%	39%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and exclude $23 million (2025: $23 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,717 million (2025: $1,569 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $174 million (2025: $168 million) of deferred financing fees and $168 million (2025: $181 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.
AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	March 31, 2026	December 31, 2025
Brookfield Renewable's share of cash and cash equivalents	$772	$963
Investments in marketable securities	168	159
Corporate credit facilities
Authorized credit facilities	2,450	2,450
Draws on credit facilities	(200)	—
Authorized letter of credit facility	450	450
Issued letters of credit	(427)	(414)
Available portion of corporate credit facilities	2,273	2,486
Available portion of subsidiary credit facilities on a proportionate basis	1,508	1,017
Available liquidity	$4,721	$4,625

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2026			December 31, 2025
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(3)	Interest rate (%)(1)	Term (years)	Total(3)
Corporate borrowings
Credit facilities	5.2	4	$200	N/A	5	$—
Commercial paper	4.2	<1	823	4.3	<1	194
Medium term notes	4.6	13	3,501	4.5	12	3,187
Hybrid notes	5.4	29	324	5.4	30	328
Proportionate non-recourse borrowings(2)
Hydroelectric	6.8	10	6,303	6.6	10	6,478
Wind	5.3	8	2,895	4.8	9	2,772
Utility-scale solar	5.0	9	3,146	5.3	11	2,993
Distributed energy & storage	4.4	9	224	5.8	7	425
Sustainable solutions	6.0	5	405	5.7	5	404
	6.0	10	12,973	5.9	10	13,072
			$17,821			$16,781
Proportionate unamortized financing fees, net of unamortized premiums and discounts			(105)			(85)
			17,716			16,696
Equity-accounted borrowings			(1,461)			(1,507)
Non-controlling interests and other(3)			20,345			19,703
As per IFRS Statements			$36,600			$34,892
(1)Includes proportionate share of cash obligations on tax equity and yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2026:

(MILLIONS)	Rest of 2026	2027	2028	2029	2030	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$359	$—	$341	$341	$2,460	$3,501
Hybrid notes(2)	—	—	—	—	—	324	324
Non-recourse borrowings
Hydroelectric	429	427	196	709	983	1,567	4,311
Wind	72	50	234	308	311	88	1,063
Utility-scale solar	91	88	239	336	263	177	1,194
Distributed energy & storage	10	5	2	16	12	82	127
Sustainable solutions	—	—	—	—	332	6	338
	602	570	671	1,369	1,901	1,920	7,033
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	114	152	194	156	125	1,251	1,992
Wind	141	177	168	170	178	998	1,832
Utility-scale solar	133	157	171	165	156	1,170	1,952
Distributed energy & storage	5	5	6	12	6	63	97
Sustainable solutions	6	8	20	6	7	20	67
	399	499	559	509	472	3,502	5,940
Total	$1,001	$1,428	$1,230	$2,219	$2,714	$8,206	$16,798
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2025: $23 million) of deferred financing fees, net of unamortized premiums and discounts.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2030 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.5 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2026	2025
Cash flows provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$241	$366
Changes in due to or from related parties	5	44
Net change in working capital balances	(95)	(23)
Operating activities	151	387
Financing activities	770	2,190
Investing activities	(858)	(3,791)
Foreign exchange (loss) gain on cash	(3)	56
Increase (decrease) in cash and cash equivalents	$60	$(1,158)
Operating Activities
Cash flows from operating activities before changes in due to or from related parties and net change in working capital balances for three months ended March 31, 2026 totaled $241 million compared to $366 million in 2025, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $770 million for the three months ended March 31, 2026. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth generated net proceeds of $1,733 million for the three months ended March 31, 2026 from corporate and non-recourse financings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$500 million ($359 million) of medium term notes, net of the execution of open market purchases.
Distributions, including incentive distributions to the general partners, paid during the three months ended March 31, 2026 to Unitholders were $315 million (2025: $283 million). We increased our distributions to $1.568 per LP unit in 2026 on an annualized basis (2025: $1.492 per LP unit), representing an over 5% increase per LP unit, which took effect in the first quarter of 2026. The distributions paid during the three months ended March 31, 2026, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $433 million (2025: $243 million).
Cash flows provided by financing activities totaled $2,190 million for the three months ended March 31, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth allowed us to generate net proceeds of $2,743 million for the three months ended March 31, 2025 from corporate and non-recourse financings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$450 million ($307 million) of medium term notes and the execution of open market purchases and the mandatory cash tender offer for convertible bonds of Neoen.
Investing Activities
Cash flows used in investing activities totaled $858 million for the three months ended March 31, 2026. During the quarter, our continued investment in the construction and development of wind, solar, distributed generation, and battery energy storage systems projects across all our major markets totaled $1,258 million for the three months ended March 31, 2026.
We generated proceeds of $653 million during the three months ended March 31, 2026 from recently completed asset sales, including the sale of a 73 MW portfolio of operating wind assets in the U.K., a 833 MW portfolio of operating solar assets in the U.S., and a partial disposition in a renewable operating and development platform in India.
Cash flows used in investing activities totaled $3,791 million for the three months ended March 31, 2025. During the quarter, the execution of open market purchases and the mandatory cash tender offer for an incremental 45% of Neoen, incremental capital injections into our structured investments and equity accounted investments totaled $2,837 million.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	March 31, 2026	December 31, 2025
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	30,400,000	30,400,000
Preferred Units(2)
Balance, beginning of year	31,000,000	31,000,000
Redemption of preferred LP Units	(7,000,000)	—
Balance, end of period	24,000,000	31,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(3)
Balance, beginning of year	179,604,793	179,640,851
Issuance	2,776,796	—
Exchanged for BEP LP units	—	(36,058)
Balance, end of period	182,381,589	179,604,793
LP units
Balance, beginning of year	305,987,962	285,180,371
Issuance	—	22,017,870
Repurchase of LP units for cancellation	(2,776,796)	(1,522,975)
Distribution reinvestment plan	64,799	276,638
Issued in exchange for BEPC exchangeable shares	—	36,058
Balance, end of period	303,275,965	305,987,962
Total LP units on a fully-exchanged basis(4)	680,145,493	680,080,694
(1)Class A Preference Shares are broken down by series as follows: 8,372,310 Series 1 Class A Preference Shares are outstanding; 1,587,754 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: nil (2025: 7,000,000) Series 7 Preferred Units are outstanding; 10,000,000 (2025: 10,000,000) Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 (2025: 8,000,000) Series 17 Preferred Units are outstanding; and 6,000,000 (2025: 6,000,000) Series 18 Preferred Units are outstanding.
(3)Includes 147,661,906 (2025: 144,885,110) of BEPC exchangeable shares and 34,719,683 (2025: 34,719,683) of Class A.2 exchangeable shares.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.
DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three months ended March 31:

	Three months ended March 31
	Declared		Paid
(MILLIONS)	2026	2025	2026	2025
Class A Preference Shares	$8	$7	$7	$7
Perpetual Subordinated Notes	10	10	10	10
Class A Preferred LP units	7	8	7	8
Participating non-controlling interests – in operating subsidiaries	411	218	409	218
GP interest and incentive distributions	43	39	43	38
Redeemable/Exchangeable partnership units	75	74	77	74
BEPC Exchangeable shares and class A.2 exchangeable shares	71	68	76	68
LP units	119	108	119	103

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended March 31
(MILLIONS)	2026	2025
Revenues(1)	$—	$—
Gross profit	—	—
Dividend income from non-guarantor subsidiaries	1,004	211
Net income	732	105
(1)Brookfield Renewable's total revenues for the three months ended March 31, 2026 were $1,514 million (2025: $1,580 million).

(MILLIONS)	March 31, 2026	December 31, 2025
Current assets(1)	$848	$831
Total assets(2)(3)	1,116	1,099
Current liabilities(4)	8,524	8,524
Total liabilities(4)	8,568	8,568
(1)Amount due from non-guarantor subsidiaries was $832 million (2025: $815 million).
(2)Brookfield Renewable's total assets as at March 31, 2026 and December 31, 2025 were $98,241 million and $98,701 million.
(3)Amount due from non-guarantor subsidiaries was $965 million (2025: $949 million).
(4)Amount due to non-guarantor subsidiaries was $7,908 million (2025: $7,908 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2026, letters of credit issued amounted to $4,673 million (2025: $4,399 million).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2026	2025				2024
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) – LTA	30,593	31,323	29,779	31,450	30,476	24,779	22,151	24,895
Total Generation (GWh) – actual	30,372	28,798	27,554	30,650	29,008	21,121	18,819	21,467
Proportionate Renewable Generation (GWh) – LTA	9,334	9,590	8,529	9,819	8,999	8,616	8,132	9,522
Proportionate Actual Renewable Generation (GWh)	8,882	7,759	7,186	9,542	8,670	6,868	7,320	8,298
Revenues	$1,514	$1,539	$1,596	$1,692	$1,580	$1,432	$1,470	$1,482
Net (loss) income attributable to Unitholders	(229)	410	(120)	(112)	(197)	(9)	(181)	(154)
Basic (loss) income per LP unit	(0.40)	0.54	(0.23)	(0.22)	(0.35)	(0.06)	(0.32)	(0.28)
Funds From Operations	375	346	302	371	315	304	278	339
Funds From Operations per Unit	0.55	0.51	0.46	0.56	0.48	0.46	0.42	0.51
Distribution per LP Unit	0.39	0.37	0.37	0.37	0.37	0.36	0.36	0.36

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, forecasted development MWs per annum, future leverage assumptions, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section included in our most recent Annual Report on Form 20-F. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
RECENTLY ADOPTED ACCOUNTING STANDARDS
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of adopting this standard.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders, (iii) class A.2 exchangeable shares, held by Brookfield, (iv) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (v) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a on-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & storage includes generation from our distributed generation and pumped storage assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. For this reason, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solutions investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2025 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (nuclear services, renewable natural gas, carbon capture and storage, recycling, cogeneration, eFuels, and power transformation), and 6) corporate. This best reflects the way in which the CODM reviews results of Brookfield Renewable.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method, whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments and its financial asset in nuclear services, which is recognized as an equity-accounted investment by Brookfield, attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of applicable U.S. and Canadian securities laws and in any applicable securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, initiatives to reorganize our corporate structure, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions, our future growth prospects and distribution profile, our access to capital and future dividends, and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. For example, there can be no assurance that Brookfield Renewable will approve a transaction to create a single corporate security or, if approved, that the transaction will be completed. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation or other commercial contracts that our business benefits from) on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; force majeure events; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labour disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our business activities; uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom; increased regulation of and third party opposition to our nuclear services investment’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our nuclear services investment; our inability to finance our operations and fund growth due to the status of the capital markets; our inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions and strategic initiatives including changes to our corporate structure; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions, initiatives or acquisitions; our investment opportunities may not be completed as planned and we may not realize the anticipated benefits therefrom; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities (including upon exchange of class A.2 exchangeable shares by Brookfield) will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; foreign currency risk associated with BEP’s distributions; we are not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	14	$2,124	$2,093
Restricted cash	15	342	220
Trade receivables and other current assets	16	2,599	2,542
Financial instrument assets	4	603	357
Due from related parties	19	1,013	944
Assets held for sale	3	6,339	6,142
		13,020	12,298
Financial instrument assets	4	4,484	4,395
Equity-accounted investments	13	3,711	4,087
Property, plant and equipment, at fair value	7	69,504	70,456
Goodwill	12	6,045	6,019
Deferred income tax assets		512	493
Other long-term assets		965	953
Total Assets		$98,241	$98,701
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$2,200	$2,246
Financial instrument liabilities	4	782	670
Due to related parties	19	2,379	7,071
Corporate borrowings	8	1,182	194
Non-recourse borrowings	8	6,822	7,384
Provisions		99	112
Liabilities directly associated with assets held for sale	3	3,935	4,021
		17,399	21,698
Financial instrument liabilities	4	2,006	1,798
Corporate borrowings	8	3,643	3,492
Non-recourse borrowings	8	24,953	23,822
Deferred income tax liabilities		9,390	9,395
Provisions		1,028	1,005
Due to related parties	19	2,718	693
Other long-term liabilities		1,862	1,824
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	25,114	24,164
General partnership interest in a holding subsidiary held by Brookfield	9	48	52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,368	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	9	2,221	2,330
Preferred equity	9	555	563
Perpetual subordinated notes	9	737	737
Preferred limited partners' equity	10	506	634
Limited partners' equity	11	3,693	3,970
Total Equity		35,242	34,974
Total Liabilities and Equity		$98,241	$98,701
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended March 31
	Notes	2026	2025
Revenues	19	$1,514	$1,580
Other income		138	170
Direct operating costs(1)		(779)	(675)
Management service costs	19	(73)	(49)
Interest expense	8	(639)	(609)
Share of earnings (losses) from equity-accounted investments	13	21	(16)
Foreign exchange and financial instruments gain	4	220	249
Depreciation	7	(548)	(583)
Other		(184)	(261)
Income tax (expense) recovery
Current	6	(12)	41
Deferred	6	47	45
		35	86
Net loss		$(295)	$(108)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(91)	$64
General partnership interest in a holding subsidiary held by Brookfield	9	41	35
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(77)	(68)
BEPC exchangeable shares and class A.2 exchangeable shares	9	(71)	(63)
Preferred equity	9	8	7
Perpetual subordinated notes	9	10	10
Preferred limited partners' equity	10	7	8
Limited partners' equity	11	(122)	(101)
		$(295)	$(108)
Basic and diluted loss per LP unit		$(0.40)	$(0.35)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2026	2025
Net loss		$(295)	$(108)
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	7	(336)	44
Deferred income tax recovery (expense) on above items		19	(22)
Unrealized gain on investments in equity securities	4	6	1
Equity-accounted investments	13	(53)	(13)
Total items that will not be reclassified to net income (loss)		(364)	10
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		430	621
(Losses) gains arising during the period on financial instruments designated as cash-flow hedges	4	(318)	92
Unrealized loss on foreign exchange swaps – net investment hedge	4	(61)	(207)
Reclassification adjustments for amounts recognized in net income	4	24	5
Deferred income tax expense on above items		37	(15)
Equity-accounted investments	13	25	20
Total items that may be reclassified subsequently to net income		137	516
Other comprehensive (loss) income		(227)	526
Comprehensive (loss) income		$(522)	$418
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(306)	$448
General partnership interest in a holding subsidiary held by Brookfield	9	41	36
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(78)	(26)
BEPC exchangeable shares and class A.2 exchangeable shares	9	(72)	(25)
Preferred equity	9	—	7
Perpetual subordinated notes	9	10	10
Preferred limited partners' equity	10	7	8
Limited partners' equity	11	(124)	(40)
		$(522)	$418
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2025	$(3,281)	$(930)	$8,206	$7	$(32)	$3,970	$634	$563	$737	$2,330	$24,164	$52	$2,524	$34,974
Net (loss) income	(122)	—	—	—	—	(122)	7	8	10	(71)	(91)	41	(77)	(295)
Other comprehensive income (loss)	—	43	(27)	—	(18)	(2)	—	(8)	—	(1)	(215)	—	(1)	(227)
Equity issuance (Note 9)	—	—	—	—	—	—	—	—	—	115	—	—	—	115
Equity repurchased for cancellation (Note 11)	(87)	—	—	—	—	(87)	—	—	—	—	—	—	—	(87)
Capital contributions	—	—	—	—	—	—	—	—	—	—	2,068	—	—	2,068
Return of capital	—	—	—	—	—	—	—	—	—	—	(349)	—	—	(349)
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	(128)	—	—	—	—	—	—	(128)
Disposal (Note 2)	13	—	(13)	—	—	—	—	—	—	—	—	—	—	—
Distributions or dividends declared	(119)	—	—	—	—	(119)	(7)	(8)	(10)	(71)	(411)	(43)	(75)	(744)
Distribution reinvestment plan	2	—	—	—	—	2	—	—	—	—	—	—	—	2
Change in ownership (Note 2)	(16)	—	(41)	—	—	(57)	—	—	—	(38)	131	(1)	(35)	—
Other	160	11	(54)	(1)	(8)	108	—	—	—	(43)	(183)	(1)	32	(87)
Change in period	(169)	54	(135)	(1)	(26)	(277)	(128)	(8)	—	(109)	950	(4)	(156)	268
Balance, as at March 31, 2026	$(3,450)	$(876)	$8,071	$6	$(58)	$3,693	$506	$555	$737	$2,221	$25,114	$48	$2,368	$35,242

Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
Net (loss) income	(101)	—	—	—	—	(101)	8	7	10	(63)	64	35	(68)	(108)
Other comprehensive income (loss)	—	63	(5)	—	3	61	—	—	—	38	384	1	42	526
Equity repurchased for cancellation	(26)	—	—	—	—	(26)	—	—	—	—	—	—	—	(26)
Capital contributions	—	—	—	—	—	—	—	—	—	—	472	—	—	472
Return of capital	—	—	—	—	—	—	—	—	—	—	(104)	—	—	(104)
Redemption of Preferred LP Units	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity issuance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition	—	—	—	—	—	—	—	—	—	—	(2,972)	—	—	(2,972)
Disposal	45	—	(45)	—	—	—	—	—	—	—	—	—	—	—
Distributions or dividends declared	(108)	—	—	—	—	(108)	(8)	(7)	(10)	(68)	(218)	(39)	(74)	(532)
Distribution reinvestment plan	2	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	11	2	(14)	(1)	(2)	(4)	—	—	—	(9)	(77)	1	(11)	(100)
Change in period	(177)	65	(64)	(1)	1	(176)	—	—	—	(102)	(2,451)	(2)	(111)	(2,842)
Balance, as at March 31, 2025	$(2,951)	$(794)	$7,173	$3	$(3)	$3,428	$634	$537	$737	$2,167	$23,717	$48	$2,346	$33,614
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2026	2025
Operating activities
Net income (loss)		$(295)	$(108)
Adjustments for the following non-cash items:
Depreciation	7	548	583
Unrealized foreign exchange and financial instruments gain	4	(218)	(188)
Share of (earnings) losses from equity-accounted investments	13	(21)	16
Deferred income tax recovery	6	(47)	(45)
Other non-cash items		187	71
Dividends received from equity-accounted investments	13	87	37
		241	366
Changes in due to or from related parties	19	5	44
Net change in working capital balances		(95)	(23)
		151	387
Financing activities
Proceeds from medium term notes	8	359	307
Corporate credit facilities, net	8	200	(240)
Commercial paper, net	8	629	204
Proceeds from non-recourse borrowings	8,19	2,717	3,242
Repayment of non-recourse borrowings	8,19	(1,558)	(2,205)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	2,181	472
Capital repaid to participating non-controlling interests – in operating subsidiaries	9	(349)	(104)
Issuance of equity instruments and related costs	9,11	115	—
Redemption and repurchase of limited partner equity	11	(87)	(27)
Redemption and repurchase of preferred equity instruments	10	(128)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(433)	(243)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(315)	(283)
Inflows from related parties	19	613	2,134
Outflows to related parties	19	(3,174)	(1,067)
		770	2,190
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	(2,743)
Investment in property, plant and equipment	7	(1,258)	(1,546)
Investment in equity-accounted investments	13	(18)	(27)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	2	653	536
Purchases of financial assets	4	(20)	(67)
Proceeds from financial assets	4	1	15
Restricted cash and other		(216)	41
		(858)	(3,791)
Cash and cash equivalents
Increase (decrease)		63	(1,214)
Foreign exchange gain (loss) on cash		(3)	56
Net change in cash classified within assets held for sale		(29)	(22)
Balance, beginning of period		2,093	3,135
Balance, end of period		$2,124	$1,955
Supplemental cash flow information:
Interest paid		$533	$524
Interest received		25	18
Income taxes paid		34	25
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia–Pacific (“APAC”).
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Wealth Solutions, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and a general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.M” and “BEP.PR.R”, respectively, on the
Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2025 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2025 audited consolidated financial statements, except for the adoption of new standards effective as of January 1, 2026, refer to Note 1 (d) Recently adopted accounting standards.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 1, 2026.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, CNY, KRW and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Chinese yuan, South Korean won and Australian dollars, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of adopting this standard.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
2. DISPOSAL OF ASSETS
U.S Hydroelectric Portfolio
On January 9, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). Brookfield Renewable continues to consolidate the business. As at March 31, 2026, Brookfield Renewable, together with its institutional partners, own a 50% interest in the portfolio. Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest, refer to Note 3 - Assets held for sale and Note 21 - Subsequent events for more details.
U.K. Wind Portfolio
On January 20, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds, net of transaction costs, of approximately £58 million ($79 million) (£15 million ($20 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $197 million of total assets and $118 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, the post-tax accumulated revaluation surplus of $10 million ($3 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
Indian Renewables Platform
In February 2026, Brookfield Renewable, together with its institutional partners, completed a partial disposition in a renewable power operating and development platform in India through an initial public offering (“IPO”) and private placement. Together, these transactions reduced the consortium’s ownership by 17% for proceeds of approximately $185 million ($36 million net to Brookfield Renewable). As a result of the successful launch of the IPO, Brookfield Renewable, together with its institutional partners, transferred a 3% interest to a member of the platform’s IPO founder group for nominal consideration as part of a pre-existing agreement. As at March 31, 2026, Brookfield Renewable, together with its institutional partners, holds an interest of approximately 21% (4% net to Brookfield Renewable) in the platform.
Spanish Distributed Generation Portfolio
On March 9, 2026, Brookfield Renewable, together with its institutional partners, contributed its 100% interest in a 200 MW portfolio of distributed generation assets in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture. In connection with the contribution, Brookfield Renewable derecognized $404 million of total assets and $225 million of total liabilities from the consolidated statements of financial position and recognized a receivable from the joint venture of €116 million ($136 million) that is presented as due from related parties in the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income on foreign currency translation of $1 million ($0.2 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain in the consolidated statements of income (loss).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

U.S. Solar Portfolio
On March 30, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of an 833 MW portfolio of operating solar assets in the United States for proceeds, net of transaction costs, of approximately $394 million ($71 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $928 million of total assets and $542 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, the post-tax accumulated revaluation surplus of $184 million ($27 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
3. ASSETS HELD FOR SALE
As at March 31, 2026, assets held for sale include the following:
Indian Solar Asset
During the first quarter of 2025, a 633 MW operating solar asset in India that was subject to a sale agreement for proceeds of approximately INR10.6 billion ($120 million) (INR2.7 billion ($30 million) net to Brookfield Renewable). As at March 31, 2026, this asset had a post-tax accumulated revaluation surplus of $40 million ($10 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
U.S. Renewables Portfolio
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the United States for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). As at March 31, 2026, the portfolio had a post-tax accumulated revaluation surplus of $194 million ($37 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
U.S. Hydroelectric Portfolio
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable). This portfolio forms part of a broader 448 MW portfolio of hydroelectric assets, which includes an additional 45 MW of operating hydroelectric assets that were subject to a separate purchase and sale agreement and were recognized as held for sale as at December 31, 2025. As at March 31, 2026 the combined portfolio had a consolidated post-tax accumulated revaluation surplus of $827 million ($203 million net to Brookfield Renewable) that would be reclassified to equity upon disposition and the combined portfolio had $474 million ($112 million net to Brookfield Renewable) of accumulated depreciation

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	U.S. Hydroelectric Portfolio	U.S. Renewables Portfolio	Indian Solar Asset and Other	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents	$23	$56	$—	$79	$79
Restricted cash	—	53	3	56	88
Trade receivables and other current assets	9	33	5	47	94
Financial instrument assets	1	159	—	160	160
Property, plant and equipment, at fair value(1)	1,795	3,891	273	5,959	5,582
Deferred income tax assets	1	—	—	1	—
Other long-term assets	—	37	—	37	139
Assets held for sale	$1,829	$4,229	$281	$6,339	$6,142
Liabilities
Current liabilities	$7	$48	$9	$64	$99
Non-recourse borrowings	752	1,546	165	2,463	2,359
Financial instrument liabilities	12	1,134	—	1,146	1,095
Deferred income tax liabilities	5	—	15	20	73
Provisions	—	118	—	118	203
Other long-term liabilities	5	115	4	124	192
Liabilities directly associated with assets held for sale	$781	$2,961	$193	$3,935	$4,021
(1)Changes in fair value of $145 million have been recorded through other comprehensive income, see Note 7 - Property, plant and equipment for more details.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2025 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2026				December 31, 2025
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$2,124	$—	$—	$2,124	$2,093
Restricted cash(1)	489	—	—	489	368
Financial instrument assets(1)
IFRS 9 PPAs	—	—	326	326	452
Energy derivative contracts	—	89	—	89	111
Interest rate swaps	—	294	—	294	267
Foreign exchange swaps	—	98	—	98	37
Tax equity	—	—	345	345	120
Investments in debt and equity securities(2)	—	45	3,544	3,589	3,424
Property, plant and equipment	—	—	69,504	69,504	70,456
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(24)	(1,021)	(1,045)	(788)
Energy derivative contracts	—	(117)	—	(117)	(154)
Interest rate swaps	—	(128)	—	(128)	(131)
Foreign exchange swaps	—	(468)	—	(468)	(427)
Tax equity	—	—	(1,030)	(1,030)	(968)
Contingent consideration(1)(3)	—	—	(86)	(86)	(96)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,744)	(1,023)	—	(4,767)	(3,686)
Non-recourse borrowings(1)	(1,661)	(30,328)	—	(31,989)	(31,540)
Total	$(2,792)	$(31,562)	$71,582	$37,228	$39,538
(1)Includes both the current amount and long-term amounts.
(2)Excludes $346 million (2025: $341 million) of investments in debt securities measured at amortized cost.
(3)Amount relates to business combinations and asset acquisitions completed between 2022 and 2025 with obligations lapsing from 2025 to 2027.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	March 31, 2026			December 31, 2025
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$326	$1,045	$(719)	$(336)
Energy derivative contracts	89	117	(28)	(43)
Interest rate swaps	294	128	166	136
Foreign exchange swaps	98	468	(370)	(390)
Investments in debt and equity securities	3,935	—	3,935	3,765
Tax equity	345	1,030	(685)	(848)
Total	5,087	2,788	2,299	2,284
Less: current portion	603	782	(179)	313
Long-term portion	$4,484	$2,006	$2,478	$2,597
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Energy derivative contracts	$(6)	$5
IFRS 9 PPAs	(131)	51
Investment in debt and equity securities	98	34
Interest rate swaps	34	(13)
Foreign exchange swaps	(15)	(90)
Tax equity	305	103
Foreign exchange (loss) gain	(65)	159
	$220	$249
The following table reflects the gains (losses) included in other comprehensive income in the consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Energy derivative contracts	$(26)	$(6)
IFRS 9 PPAs	(320)	116
Interest rate swaps	28	(18)
	(318)	92
Foreign exchange swaps – net investment	(61)	(207)
Investments in debt and equity securities	6	1
	$(373)	$(114)
The following table reflects the reclassification adjustments recognized in net income (loss) in the consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Energy derivative contracts	$26	$16
IFRS 9 PPAs	—	(2)
Interest rate swaps	(2)	(9)
	$24	$5
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (nuclear services, renewable natural gas, carbon capture and storage, recycling, cogeneration, eFuels and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of Brookfield Renewable.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments and its financial asset in nuclear services, which is recognized as an equity-accounted investment by Brookfield, attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes items that are considered within Brookfield Renewable’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
Brookfield Renewable uses Funds From Operations (“FFO”) to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on FFO. FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2026:

	Attributable to Unitholders									Contribution from equity-accounted investments(5)	Attributable to non-controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$301	$66	$118	$160	$97	$44	$153	$—	$939	$(247)	$822	$1,514
Other income(3)	77	2	—	66	98	18	17	30	308	(35)	(135)	138
Direct operating costs	(157)	(17)	(49)	(63)	(38)	(25)	(129)	(13)	(491)	158	(446)	(779)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	124	—	124
	221	51	69	163	157	37	41	17	756	—	241
Management service costs	—	—	—	—	—	—	—	(73)	(73)	—	—	(73)
Interest expense	(70)	(2)	(55)	(39)	(33)	(9)	(10)	(57)	(275)	22	(386)	(639)
Current income tax	—	(3)	(1)	(5)	2	—	(1)	—	(8)	4	(8)	(12)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Preferred equity	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(26)	—	(26)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	153	153
Funds From Operations	151	46	13	119	126	28	30	(138)	375	—	—
Depreciation												(548)
Foreign exchange and financial instrument gain												220
Deferred income tax recovery												47
Other												(184)
Share of losses from equity-accounted investments(1)												(77)
Net loss attributable to non-controlling interests(2)												(62)
Net loss attributable to Unitholders(6)												$(229)
(1)Share of earnings from equity-accounted investments of $21 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines.
(2)Net loss attributable to participating non-controlling interests – in operating subsidiaries of $91 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $308 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 2 -Disposal of assets and Note 4 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $135 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Contribution from equity-accounted investments also includes our proportionate share of earnings attributable to segment revenues, other income, direct operating costs, interest expense, current income taxes, and other from our financial asset in a nuclear services business, which is recognized as an equity-accounted investment by Brookfield.
(6)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$288	$48	$77	$165	$96	$53	$130	$—	$857	$(222)	$945	$1,580
Other income(3)	19	3	—	27	30	93	6	7	185	(30)	15	170
Direct operating costs	(135)	(15)	(24)	(63)	(31)	(24)	(114)	(11)	(417)	143	(401)	(675)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	109	6	115
	172	36	53	129	95	122	22	(4)	625	—	565
Management service costs	—	—	—	—	—	—	—	(49)	(49)	—	—	(49)
Interest expense	(67)	(3)	(17)	(39)	(30)	(7)	(8)	(44)	(215)	21	(415)	(609)
Current income tax	(2)	(3)	(6)	(4)	(2)	(1)	(2)	(1)	(21)	6	56	41
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(27)	(6)	(33)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(200)	(200)
Funds From Operations	103	30	30	86	63	114	12	(123)	315	—	—
Depreciation												(583)
Foreign exchange and financial instrument gain												249
Deferred income tax expense												45
Other												(261)
Share of losses from equity-accounted investments(1)												(98)
Net loss attributable to non-controlling interests(2)												136
Net loss attributable to Unitholders(5)												$(197)
(1)Share of loss from equity-accounted investments of $16 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries of $64 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(3)Other income in FFO of $185 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), and iii) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See See Note 4 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $15 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at March 31, 2026
Cash and cash equivalents	$60	$65	$104	$252	$185	$68	$33	$5	$772	$(116)	$1,468	$2,124
Property, plant and equipment	14,487	1,478	5,847	5,440	3,785	1,865	328	—	33,230	(2,487)	38,761	69,504
Total assets	16,011	1,767	6,464	7,585	5,941	2,696	1,829	110	42,403	(2,138)	57,976	98,241
Total liabilities	9,933	533	4,203	5,594	4,324	1,479	291	5,888	32,245	(2,138)	32,892	62,999
As at December 31, 2025
Cash and cash equivalents	$200	$46	$19	$268	$169	$136	$40	$85	$963	$(141)	$1,271	$2,093
Property, plant and equipment	15,227	1,428	5,765	5,464	3,684	1,700	326	—	33,594	(2,503)	39,365	70,456
Total assets	16,492	1,687	6,305	7,545	6,041	2,576	1,801	169	42,616	(2,056)	58,141	98,701
Total liabilities	10,035	520	4,075	5,811	4,264	1,833	311	4,941	31,790	(2,056)	33,993	63,727

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2026	2025
Hydroelectric
North America	$329	$317
Brazil	67	51
Colombia	316	340
	712	708
Wind	390	442
Utility-scale solar	279	298
Distributed energy & storage	133	132
	$1,514	$1,580
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	March 31, 2026	December 31, 2025
United States	$28,743	$30,427
Colombia	15,626	15,375
Canada	7,908	7,974
Brazil	4,850	4,648
Europe	6,034	6,032
Asia–Pacific	8,933	8,954
Other	1,121	1,133
	$73,215	$74,543

6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 10.6% for the three months ended March 31, 2026 (2025: 44.3%). The effective tax rate is different than the statutory rate primarily due to changes in tax assets not recognized and non-deductible interest expense.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2025	$35,782	$14,524	$11,217	$2,694	$64,217
Additions	37	177	158	5	377
Transfer from construction work-in-progress	9	104	240	25	378
Transfer to assets held for sale	(1,670)	(129)	(16)	—	(1,815)
Items recognized through OCI:
Change in fair value	(25)	—	—	1	(24)
Foreign exchange	331	64	86	42	523
Items recognized through net income:
Change in fair value	—	(1)	32	—	31
Depreciation	(170)	(202)	(141)	(35)	(548)
As at March 31, 2026	$34,294	$14,537	$11,576	$2,732	$63,139

Construction work-in-progress
As at December 31, 2025	$341	$2,449	$3,115	$334	$6,239
Additions	6	212	409	230	857
Transfer to property, plant and equipment	(9)	(104)	(240)	(25)	(378)
Items recognized through OCI:
Change in fair value	—	(150)	(17)	—	(167)
Foreign exchange	2	(18)	(26)	(5)	(47)
Items recognized through net income (loss):
Change in fair value	—	(15)	(124)	—	(139)
As at March 31, 2026	$340	$2,374	$3,117	$534	$6,365
Total property, plant and equipment, at fair value
As at December 31, 2025(2)(3)	$36,123	$16,973	$14,332	$3,028	$70,456
As at March 31, 2026(2)(3)	$34,634	$16,911	$14,693	$3,266	$69,504
(1)Includes battery storage.
(2)Includes right-of-use assets not subject to revaluation of $62 million (2025: $42 million) in hydroelectric, $293 million (2025: $297 million) in wind and $540 million (2025: $531 million) in solar.
(3)Includes land not subject to revaluation of $148 million (2025: $208 million) in hydroelectric, $48 million (2025: $47 million) in wind, $153 million (2025: $149 million) in solar, and $11 million (2025: $6 million) in other.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
U.S.	Distributed energy & storage	30 MW	$52 million	20%
U.S.	Wind	201 MW	$28 million	14%

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	March 31, 2026				December 31, 2025
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	5.2	4	$200	$200	N/A	5	$—	$—
Commercial paper	4.2	<1	823	823	4.3	<1	194	194
Medium Term Notes:
Series 4 (C$150)	5.8	11	108	117	5.8	11	109	120
Series 10 (C$500)	3.6	<1	359	360	3.6	1	364	366
Series 11 (C$475)	4.3	3	341	347	4.3	3	346	354
Series 12 (C$475)	3.4	4	341	337	3.4	4	346	344
Series 13 (C$300)	4.3	24	216	184	4.3	24	219	193
Series 14 (C$425)	3.3	24	305	219	3.3	25	310	229
Series 15 (C$400)(1)	5.9	7	287	313	5.9	7	291	320
Series 16 (C$400)	5.3	8	287	303	5.3	8	291	310
Series 17 (C$500)	5.3	28	359	353	5.3	28	364	370
Series 18 (C$300)	5.0	9	216	222	5.0	9	219	227
Series 19 (C$450)	4.5	10	323	320	4.5	10	328	328
Series 20 (C$500)	5.2	30	359	347	—	—	—	—
	4.6	13	3,501	3,422	4.5	12	3,187	3,161
Hybrid Notes:
Fixed to fixed subordinated (C$200)	5.5	29	144	143	5.5	29	146	147
Fixed to fixed subordinated (C$250)	5.4	29	180	179	5.4	30	182	184
	5.4	29	324	322	5.4	30	328	331
Total corporate borrowings			4,848	$4,767			3,709	$3,686
Add: Unamortized premiums(2)			1				1
Less: Unamortized financing fees(2)			(24)				(24)
Less: Current portion			(1,182)				(194)
			$3,643				$3,492
(1)Includes $7 million (2025: $7 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(2)Unamortized premiums and financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $823 million of commercial paper outstanding as at March 31, 2026 (2025: $194 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	March 31, 2026	December 31, 2025
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,450
Draws on corporate credit facilities(1)	(200)	—
Authorized letter of credit facility	450	450
Issued letters of credit	(427)	(414)
Available portion of corporate credit facilities	$2,273	$2,486
(1)Amounts are guaranteed by Brookfield Renewable.

Medium-term notes and Hybrid notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 20 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2026, Brookfield Renewable issued C$500 million of Series 20 medium-term notes. The medium-term notes have a fixed interest rate of 5.20% and a maturity date of January 15, 2056. The Series 20 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazilian consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”). Non-recourse borrowings in South Korea consist of both fixed and floating interest rates indexed to the certificate deposit rate published by the Korea Financial Investment Association (“KOFIA”). Non-recourse borrowings in Australia consist of both fixed and floating interest rates indexed to the Bank Bill Swap Bid Rate (“BBSY”).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The composition of non-recourse borrowings is presented in the following table:

	March 31, 2026				December 31, 2025
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)(3)
Hydroelectric	7.3	8	$10,843	$10,770	6.9	8	$11,235	$11,229
Wind	5.1	7	8,482	8,412	5.0	8	8,191	8,147
Utility-scale solar	5.5	8	9,449	9,395	5.8	8	8,838	8,806
Distributed energy & storage	5.7	5	2,934	3,003	5.7	4	2,802	2,869
Sustainable solutions	7.3	3	409	409	7.4	3	489	489
Total	6.0	7	$32,117	$31,989	6.0	8	$31,555	$31,540
Less: Unamortized premiums and discounts(4)			(168)				(181)
Less: Unamortized financing fees(4)			(174)				(168)
Less: Current portion			(6,822)				(7,384)
			$24,953				$23,822
(1)Includes $1,717 million (2025: $1,569 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $57 million (2025: $58 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions.
(3)During the second quarter of 2025, subsidiaries of Brookfield Renewable, alongside related parties, became party to a non-recourse credit facility with third party lenders. Brookfield Renewable agreed that its subsidiaries would support their portion of any draws or repayments under the credit facility.
(4)Unamortized premiums, discounts and financing fees are amortized over the terms of the borrowing.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at March 31, 2026:

(MILLIONS)	Corporate borrowings	Non-recourse borrowings

As at December 31, 2025	$3,686	$31,206
Net cash flows from financing activities(1)	1,188	1,073
Non-cash
Transfer to liabilities held for sale	—	(752)
Foreign exchange	(51)	165
Other(2)(3)	2	83
As at March 31, 2026	$4,825	$31,775
(1)Excludes $86 million of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes amortization of unamortized premiums, discounts and financing fees.
(3)Includes $21 million (2025: $545 million) of non-recourse borrowings acquired through asset acquisitions.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2026	December 31, 2025
Participating non-controlling interests – in operating subsidiaries	$25,114	$24,164
General partnership interest in a holding subsidiary held by Brookfield	48	52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,368	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	2,221	2,330
Preferred equity	555	563
Perpetual subordinated notes	737	737
	$31,043	$30,370

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2025	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Distributions	Change in Ownership	Other	As at March 31, 2026
Brookfield Americas Infrastructure Fund	78%	$39	$—	$—	$—	$—	$—	$—	$9	$48
Brookfield Infrastructure Fund II	43% - 60%	1,171	(33)	(20)	—	—	(232)	—	10	896
Brookfield Infrastructure Fund III	35% - 71%	975	(38)	(45)	—	—	(2)	—	—	890
Brookfield Infrastructure Fund IV	75%	1,541	(6)	47	26	—	(16)	—	(2)	1,590
Brookfield Infrastructure Fund V	72%	1,760	(29)	(20)	—	—	—	—	—	1,711
Brookfield Infrastructure Income Fund	3% - 25%	1,092	(13)	11	—	—	(5)	—	(4)	1,081
Brookfield Global Transition Fund I	77% - 80%	6,385	106	(315)	225	(206)	(77)	—	(108)	6,010
Brookfield Global Transition Fund II	72% - 77%	1,607	(65)	2	1,688	(140)	(21)	—	(55)	3,016
Neoen institutional partners	24% - 38%	2,139	(50)	62	—	—	—	—	(32)	2,119
Canadian Hydroelectric Portfolio	50%	1,341	7	(18)	—	—	(13)	—	1	1,318
The Catalyst Group	25%	196	1	—	—	—	—	—	1	198
Isagen institutional partners	54%	4,268	2	107	—	—	(35)	—	—	4,342
Isagen public non-controlling interests	0.3%	24	—	1	—	—	—	—	—	25
Other	1.3% - 50%	1,626	27	(27)	129	(3)	(10)	131	(3)	1,870
Total		$24,164	$(91)	$(215)	$2,068	$(349)	$(411)	$131	$(183)	$25,114

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders and Class A.2 exchangeable shares of Brookfield Renewable Holdings Corporation held by Brookfield Holders.
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at March 31, 2026, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $41 million were declared during the three months ended March 31, 2026 (2025: $37 million).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares and class A.2 exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable, or in the case of class A.2 exchangeable shares, BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Refer to Note 19 - Related party transactions for more details.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three months ended March 31, 2026, exchangeable shareholders of BEPC exchanged nil BEPC exchangeable shares (2025: 35,313 BEPC exchangeable shares) for an equivalent number of LP units amounting to nil (2025: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP, the BEPC exchangeable shares issued by BEPC and the class A.2 exchangeable shares issued by BRHC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at March 31, 2026, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2025: 194,487,939 units), 182,381,589 shares (December 31, 2025: 179,604,793 shares), and 3,977,260 units (December 31, 2025: 3,977,260 units), respectively.
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three months ended March 31, 2026, 2,776,796 BEPC exchangeable shares were issued for gross proceeds of approximately $115 million.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2026 and 2025.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Distributions
The composition of the distributions for the three months ended March 31 is presented in the following table:

	Three months ended March 31
(MILLIONS)	2026	2025
General partnership interest in a holding subsidiary held by Brookfield	$2	$2
Incentive distribution	41	37
	43	39
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	75	74
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	18	17
External shareholders	53	51
Total BEPC exchangeable shares and class A.2 exchangeable shares	71	68
	$189	$181
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at

				2026	2025	March 31, 2026	December 31, 2025
Series 1 (C$209)	8.37	5.20	April 2025	$2	$1	$150	$152
Series 2 (C$40)(1)	1.59	5.17	April 2025	1	1	28	29
Series 3 (C$249)	9.96	6.52	July 2024	3	2	178	180
Series 5 (C$103)	4.11	5.00	April 2018	1	1	74	75
Series 6 (C$175)	7.00	5.00	July 2018	1	2	125	127
	31.03			$8	$7	$555	$563
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three months ended March 31, 2026, totaled $7 million (2025: $7 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2026, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three ended March 31, 2026 and 2025.
Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the three months ended March 31		Carrying value as at

Issuance date				2026	2025	March 31, 2026	December 31, 2025
April, 2021	14.00	4.63	April, 2026	$4	$4	$340	$340
December, 2021	10.40	4.88	December, 2026	3	3	252	252
March, 2024	6.00	7.25	March, 2029	3	3	145	145
	30.40			$10	$10	$737	$737
Distributions paid during the three months ended March 31, 2026, totaled $10 million (2025: $10 million).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at
				2026	2025	March 31, 2026	December 31, 2025
Series 7 (C$175)	—	—	January 2026	—	2	—	128
Series 13 (C$250)	10.00	6.05	April 2028	3	3	196	196
Series 17 ($200)	8.00	5.25	March 2025	3	2	195	195
Series 18 (C$150)	6.00	5.50	April 2027	1	1	115	115
	24.00			$7	$8	$506	$634
Distributions paid during the three months ended March 31, 2026, totaled $7 million (2025: $8 million).
During the first quarter of 2026, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three months ended March 31, 2026 and 2025.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three months ended March 31, 2026, 2,776,796 BEPC exchangeable shares were issued for gross proceeds of approximately $115 million.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. In 2026, we utilized proceeds generated from the ATM equity program to repurchase and cancel LP units. During the three months ended March 31, 2026, there were 2,776,796 LP units (2025: 1,172,375 LP units) repurchased and cancelled under Brookfield Renewable’s normal course issuer bid at a total cost of approximately $87 million (2025: $26 million).
As at March 31, 2026, 303,275,965 LP units were outstanding (December 31, 2025: 305,987,962 LP units) including 81,306,719 LP units (December 31, 2025: 81,306,719 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three months ended March 31, 2026, 64,799 LP units (2025: 71,234 LP units) were issued under the distribution reinvestment plan at a total value of $2 million (2025: $2 million).
During the three months ended March 31, 2026, exchangeable shareholders of BEPC exchanged nil BEPC exchangeable shares (2025: 35,313 BEPC exchangeable shares) for an equivalent number of LP units amounting to nil (2025: less than $1 million).
As at March 31, 2026, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,493 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 27% direct limited partnership interest in Brookfield Renewable, a 39% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

interest in BRELP and a 25% direct and indirect interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at March 31, 2026.

Distributions
The composition of distributions declared for the three months ended March 31 are presented in the following table:

	Three months ended March 31
(MILLIONS)	2026	2025
Brookfield Holders	$32	$28
External LP unitholders	87	80
	$119	$108
In January 2026, distributions to unitholders were increased to $1.568 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect on the distribution paid in March 2026.
Distributions paid during the three months ended March 31, 2026 totaled $119 million (2025: $103 million).
12. GOODWILL
The following table provides a reconciliation of goodwill for the three months ended March 31, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$6,019
Foreign exchange and other	26
Balance, as at March 31, 2026	$6,045

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

13. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$4,087
Investments(1)	18
Disposals(2)	(196)
Share of net earnings	21
Share of other comprehensive income	(28)
Dividends received	(87)
Foreign exchange translation and other(3)	(104)
Balance as at March 31, 2026	$3,711
(1)Includes an increase in ownership as a result of the capitalization of a shareholder loan in connection with a U.K. distributed generation joint venture that was originally due from the joint venture. Refer to Note 2 - Disposal of assets for more details
(2)Includes the sale of shares in a renewable operating and development platform in India. Refer to Note 2 - Disposal of assets for more details.
(3)Includes the decrease in the underlying net assets of a strategic partnership formed with a renewable energy operator and developer in South America. Refer to Note 19 - Related party transactions for more details.
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Hydroelectric	22%-50%	22%-50%	$433	$517
Wind	25%-50%	25%-50%	834	1,016
Utility-scale solar	25%-65%	25%-65%	1,331	1,398
Distributed energy & storage	13%-80%	13%-67%	550	597
Sustainable solutions	4%-67%	4%-67%	563	559
			$3,711	$4,087
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Cash	$1,641	$1,493
Short-term deposits	380	480
Cash subject to restriction	103	120
	$2,124	$2,093
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Operations	$201	$202
Credit obligations	230	161
Capital expenditures and development projects	58	5
Total	489	368
Less: non-current	(147)	(148)
Current	$342	$220

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Trade receivables	$979	$920
Tax receivables	345	377
Sales taxes receivables	241	208
Prepaids and other	200	207
Short-term deposits and advances	151	142
Inventory	142	177
Collateral deposits(1)	105	151
Current portion of contract asset	74	74
Other short-term receivables	362	286
	$2,599	$2,542
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2026	December 31, 2025
Accounts payable	$972	$959
Operating accrued liabilities	492	624
Interest payable on borrowings	320	247
Income tax payable	75	85
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	66	65
Current portion of contract liability	67	63
Current portion of lease liabilities	47	53
Other	161	150
	$2,200	$2,246
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at March 31, 2026, Brookfield Renewable had $5,721 million (2025: $4,770 million) of capital expenditure commitments outstanding of which $2,509 million is payable in 2026, $2,132 million is payable in 2027, $900 million is payable in 2028 to 2030, and $180 million thereafter.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at March 31, 2026:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
South Korea	Utility-scale solar	244 MW development	KRW70 billion ($50 million)	25%	Q1 2032
China	Wind	201 MW development	CNY533 million ($74 million)	20%	H2 2026
Canada	Utility-scale solar, wind, hydroelectric, battery energy storage systems	8.2 GW development 3.8 GW operating	C$37.25 per share, implying an enterprise value of C$9.0 billion ($6.5 billion) for Boralex	Approximately 18%	Q4 2026
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II and The Catalytic Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	March 31, 2026	December 31, 2025
Brookfield Renewable along with institutional partners	$84	$93
Brookfield Renewable's subsidiaries	4,589	4,306
	$4,673	$4,399

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties and Brookfield Corporation, of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield and its related parties.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at Secured Overnight Financing Rate plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at March 31, 2026 (December 31, 2025: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three months ended March 31, 2026 totaled nil (2025: nil).
From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits is between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. As at March 31, 2026, there were $83 million (2025: $268 million) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 3.11% to 3.84%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the three months ended March 31, 2026 totaled less than $1 million (2025: less than $1 million).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. As at March 31, 2026, Brookfield Renewable, together with its institutional partners had the following balances owing to Brookfield Wealth Solutions: $57 million of non-recourse borrowings (December 31, 2025: $58 million); $7 million of corporate borrowings (December 31, 2025: $7 million); tax equity financings classified as financial instrument liabilities of $85 million (December 31, 2025: $49 million); preferred limited partners equity of $11 million (December 31, 2025: $11 million); and $747 million of borrowings classified as due to related party (December 31, 2025: $750 million).
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the three months ended March 31, 2026, Brookfield Renewable transferred nil (2025: $19 million ) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2026, an associate of Brookfield Renewable signed a tax credit transfer agreement on market terms for $113 million with a Brookfield fund.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the United States for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.7% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable), to a consortium managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party that acquired 25% of the portfolio during the first quarter of 2026. Refer to Note 3 - Assets held for sale for more details. The closing of this transaction is subject to customary closing conditions.
During the first quarter of 2026, as part of the finalization of the Neoen structure, certain interest bearing loans due to affiliates of Brookfield Renewable were reclassified from current to non-current and continue to be recorded within due to related parties. These loans mature in 2037.
Transactions with unaffiliated partners of Brookfield Renewable associates
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, acquired a 201 MW operating wind asset in the United States from an associate that it accounts for using the equity method under IAS 28, Investments in Associates and Joint Ventures as part of a reorganization of the investment. Brookfield Renewable, together with its institutional partners, recognized $35 million of total assets and $35 million of total liabilities from the date of the reorganization and continues to account for its investment in the associate in accordance with IAS 28.
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW distributed generation portfolio in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associate. Refer to Note 2 - Disposal of assets for further details.
During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP286 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table reflects the related party agreements and transactions for the three months ended March 31 in the consolidated statements of income (loss):

	Three months ended March 31
(MILLIONS)	2026	2025
Revenues
Power purchase and revenue agreements	$5	$26
Development services	—	11
	$5	$37
Other income
Distribution income	$—	$12
Interest and other investment income	9	5
	$9	$17

Direct operating costs
Other related party services	$(9)	$(7)

Interest expense
Borrowings	$(51)	$(80)
Contract balance accretion	(10)	(10)
	$(61)	$(90)
Other
Other related party services expense	$—	$(1)
Financial instrument gain	32	—
	$32	$(1)

Management service costs	$(73)	$(49)

Current income tax
Investment tax credits	$—	$19

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2026	December 31, 2025
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$74	$74
Due from related parties
Amounts due from	Brookfield(1)	$486	$511
	Equity-accounted investments and other	527	433
		$1,013	$944

Non-current assets
Financial instrument assets	Equity-accounted investments and other	78	71
Other long-term assets
Contract asset	Brookfield	$192	$209
Due from related parties	Equity-accounted investments and other	52	12
Current liabilities
Contract liability	Brookfield	$67	$63
Financial instrument liabilities	Brookfield Wealth Solutions	30	—

Due to related parties
Amounts due to	Brookfield(2)	$1,739	$4,427
	Equity-accounted investments and other	469	2,476
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	48	45
		$2,379	$7,071
Liabilities held for sale	Equity-accounted investments and other	$8	$9
Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	55	49
Due to related parties
Amounts due to	Brookfield	$19	$21
	Brookfield Wealth Solutions	624	627
	Equity-accounted investments and other	2,075	45
		$2,718	$693
Corporate borrowings	Brookfield Wealth Solutions	$7	$7

Non-recourse borrowings	Brookfield Wealth Solutions	$57	$58

Other long-term liabilities
Contract liability	Brookfield	$675	$679
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $304 million (2025: $378 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $23 million (2025: $397 million), $394 million (2025: $511 million), and $471 million (2025: $2,454 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at March 31, 2026
Current assets	$—	$381	$3,897	$854	$13,014	$(5,126)	$13,020
Long-term assets	4,258	238	—	42,035	85,085	(46,395)	85,221
Current liabilities	59	8	422	8,466	15,909	(7,465)	17,399
Long-term liabilities	—	—	3,446	245	41,909	—	45,600
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	25,114	—	25,114
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,368	—	—	2,368
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,221	—	2,221
Preferred equity	—	555	—	—	—	—	555
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	506	—	—	512	—	(512)	506
As at December 31, 2025
Current assets	$1	$386	$3,572	$888	$12,294	$(4,843)	$12,298
Long-term assets	4,686	238	1	42,326	86,282	(47,130)	86,403
Current liabilities	83	8	50	8,478	21,043	(7,964)	21,698
Long-term liabilities	—	—	3,495	45	38,489	—	42,029
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	24,164	—	24,164
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,524	—	—	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,330	—	2,330
Preferred equity	—	563	—	—	—	—	563
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	634	—	—	639	—	(639)	634
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended March 31, 2026
Revenues	$—	$—	$—	$—	$1,514	$—	$1,514
Net (loss) income	(115)	—	1	(749)	62	506	(295)
Three months ended March 31, 2025
Revenues	$—	$—	$—	$—	$1,580	$—	$1,580
Net (loss) income	(93)	—	2	(681)	198	466	(108)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2026

GENERAL INFORMATION
Corporate Office
73 Front Street
5th Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Patrick Taylor
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
320 Bay Street
14th floor
Toronto, Ontario, M5H 4A6
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti

Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2025 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN